SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-I6 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 2007

Commission File Number: 001-10533	Commission File Number: 000-20122

Rio Tinto plc	Rio Tinto Limited
(Translation of registrant’s name into English)	ABN 96 004 458 404
(Translation of registrant’s name into English)

6 St James’s Square	120 Collins Street
London, SW1Y 4LD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(l): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

EXHIBITS

99.01	16 November	Press Release announcing that Rio Tinto recommends rejection of TRC Capital’s below market mini-tender offer

99.02	16 November	Notice of Investor Presentation

99.03	19 November	Announcement re: Group management changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews
Name	Ben Mathews	Name	Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	19 November 2007	Date	19 November 2007